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File No. 82-5227

September 13, 2004

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

04045025

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

• Result of Bondholders' Meeting and Plan of Adjourned Meeting (dated September 2, 2004)

Yours truly,

Fusako Otsuka

FO/ah
Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 9/22

September 2, 2004

To whom it may concern

Name of Company: Sammy Corporation
Name of Representative: Kenkichi Yoshida
President and
Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Koichi Fukazawa
Executive Officer and
General Manager,
President Office
(TEL:03-5950-3790)

Result of Bondholders' Meeting and Plan of Adjourned Meeting

Notice is hereby given that, on September 1, 2004, Sammy Corporation ("Sammy"), in connection with the business combination with SEGA CORPORATION ("SEGA"), convened the Meeting of Bondholders (the "Meeting") to approve amendments the Terms and Conditions of Sammy Corporation Convertible Bonds due 2009 (the "Sammy Bonds") and the related Trust Deed to facilitate Sammy Bonds holders to exchange their Sammy Bonds for convertible bonds to be issued by SEGA SAMMY HOLDINGS INC. (the "Holdings Bonds") in October 2004. However, quorum requirements for the passing of an Extraordinary Resolution for these proposed amendments were not achieved. Given this fact, Sammy will convene an Adjourned Meeting (the "Adjourned Meeting").

Summary information regarding the Meeting is set forth below:

1	Date of the bondholders' meeting:	September 1, 2004
2	Place of the bondholders' meeting:	London, the United Kingdom
3	Purpose of the bondholders' meeting:	Amendment and modification of the Terms and Conditions of Sammy Bonds and relevant provisions of the Trust Deed in connection with the following: • Suspension of exercising the conversion rights for a specific period from the date prior to the effective date of the share-for-share exchange for creation of SEGA SAMMY HOLDINGS INC. until the completion of the issuance procedure of the Holdings Bonds (From September 27, 2004 to October 31, 2004) • Reducing the period of prior notice required with respect to an early redemption in the event that such bondholders do not accept the offer of exchanging their Sammy Bonds for the Holdings Bonds • Waiver of the covenant of the Trust Deed to maintain a listing for the shares of Sammy due to the delisting of the shares of Sammy which is expected to be on September 27, 2004
4	Quorum requirement:	Two or more persons present holding the Bonds or voting certificates or being proxies and holding or representing in the aggregate not less than 75 percent of the principal amount of Sammy Bonds for the time being outstanding
5	Present:	61.36 percent of the principal amount of the outstanding Sammy Bonds as of September 1, 2004

Upon completion of the Meeting, the Chairman of the Meeting determined that the Adjourned Meeting (its quorum requirement is not less than 50 percent of the principal amount) will be held on September 23, 2004 to pass the proposed amendments for the same purpose. Notices of the Adjourned Meeting will be given to bondholders shortly.

A business combination between Sammy and SEGA will take place on October 1, 2004, as originally scheduled, based on the approvals of shareholders meetings of Sammy and SEGA in June 2004. Sammy reconfirms that Sammy will convene the Adjourned Meeting for the benefit of Trustee and holders of the outstanding Sammy Bonds that:

(i) in connection with the proposed amendments to the terms and conditions of the Sammy Bonds, Sammy will cause SEGA SAMMY HOLDINGS INC. to make an exchange offer to holders of the outstanding Sammy Bonds to exchange each Sammy Bond on a one-for-one basis for the Holdings Bonds which has substantially equivalent terms to the Sammy Bonds as drafted prior to the Adjourned Meeting (other than with respect to the shares to be delivered on conversion and in respect of the guarantees to be provided by Sammy and SEGA) and is in accordance with the terms and conditions set out in the term sheet attached in the Schedule (the "Term Sheet") (in all respects, subject to approval by a board resolution of each of Sammy, SEGA and SEGA SAMMY HOLDINGS INC.) In particular, the conversion rights to be set out in the Holdings Bonds will be substantially equivalent to those currently set out in the Sammy Bonds and as set out in the Term Sheet, except that the Holdings Bonds will be convertible into shares in SEGA SAMMY HOLDINGS INC. at the conversion price set out in the Term Sheet; and

(ii) the amendments proposed to the terms and conditions of the Sammy Bonds and relevant provisions of the Trust Deed are intended solely to facilitate the exchange offer.

Contact:
Mitsubishi Securities International plc
Equity Capital Markets
Tel. 44-(0)20-7577-2212, 2207

Sammy Corporation
Investor Relations Department
Tel. 81-3-5950-3790
Fax. 81-3-5950-3791

SCHEDULE

Draft Term Sheet for the SEGA SAMMY HOLDINGS INC. Convertible Bonds

Issuer	SEGA SAMMY HOLDINGS INC.
Type Issue	Euro Yen Convertible Bonds
Principal Amount	Up to ¥ 33,435,000,000
Launch Date	1 October, 2004
Exchange Offer Period	From 1 October, 2004 to on or around 12 October, 2004
Closing Date	29 October, 2004
Exchange Offer Ratio	1 : 1
Maturity	3 March, 2009
Final Redemption Price	100.0%
Coupon	0.0%
Conversion Price	¥3,828
Conversion Period	From 1 November, 2004 to 17 February, 2009
Bondholders Put Option	None
Call Option	Parity 125% of Conversion Price on 20 consecutive trading days, Issuer may redeem Bonds at par on or after 3 March, 2005
Call Option (share exchange/transfer)	Under certain circumstances the Issuer may redeem the Bonds at the following percentages of their principal amount: 104% on 29 October, 2004 or thereafter 103% on 3 March, 2005 or thereafter 102% on 3 March, 2006 or thereafter 101% on 3 March, 2007 or thereafter 100% on 3 March, 2008 or thereafter up to 2 March, 2009
Issuer tax call	Any time at 100%
Denomination	¥1,000,000
Form	Bearer Bonds
Selling Restrictions	US (Not Rule 144A eligible, Reg S only) / UK / Japan
Arranger	Mitsubishi Securities International plc
Exchange Agent	JPMorgan Chase Bank, London Branch
Securities Number	ISIN not decided / Common Code not decided
Delivery of the Bonds	Euroclear / Clearstream, Luxembourg
Guarantee	Jointly and severally guaranteed by Sammy and SEGA
Applicable Law	English Law